CERTIFICATE OF INCORPORATION

OF

HPEC, INC.

FIRST: The name of the corporation is HPEC, Inc. (the "Corporation").

SECOND: The address of the corporation's registered office in the State of Delaware is 16192 Coastal Highway in the City of Lewes, County of Sussex, State of Delaware 19958. The name of the registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The nature of the business or purposes conducted or promoted by the Corporation is to engage in any lawful act or activities for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The aggregate number of shares which the Corporation shall have the authority to issue shall be 400,000,000 shares, consisting of 200,000,000 shares of Common Stock, par value $.0001 per share ("Common Stock"), 10,000,000 shares of Preferred Stock, par value $.0001 per share (the "Preferred Stock") and One Hundred Ninety Million (190,000,000) shares of Token Class Stock, each share to have a par value of $.0001 per share.

The relative powers, designations, preferences, special rights, privileges, qualifications, limitations, restrictions and other matters relating to such Common Stock, Token Class Stock and the Preferred Stock are as set forth in this Article FIFTH.

FIFTH: The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.

The relative powers, designations, preferences, special rights, privileges, qualifications, limitations, restrictions and other matters relating to such Common Stock and the Preferred Stock are as set forth in this Article FIFTH.

A. <u>Common Stock</u>. Common Stock shall be issued in two classes, Class A Common Stock and Class B Common Stock. The voting, dividend and liquidation and other rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock, if any.

1. <u>Voting</u>. (i) Except as otherwise provided herein or by applicable law, the holders of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation.

(ii) Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(iii) Each holder of shares of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

2. <u>Dividends</u>. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor, if, as and when determined by the Board of Directions in their sole discretion, subject to provisions of law, any provision of this Certificate of Incorporation, as amended from time to time, and subject to the relative rights and preferences of any shares of Preferred Stock authorized and issued hereunder. Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, in such dividends,

3. <u>Liquidation</u>. Upon the dissolution or liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally will be entitled to receive pro rata all assets of the Corporation available for distribution to its stockholders, subject however, to the liquidation rights of the holders of Preferred Stock authorized and issued hereunder.

4. <u>Conversion</u>. Upon the transfer of a share of Class B Common Stock by its initial holder, such share of Class B Common Stock shall be automatically converted in a share of Class A Common Stock.

B. <u>Preferred Stock</u>. The Board of Directors is hereby authorized from time to time to provide by resolution for the issuance of Preferred Stock in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by this Certificate of Incorporation, as amended from time to time, and to determine with respect to each such series the number of shares in such series, the voting powers, if any (which voting powers if granted may be full or limited), designations, powers, preferences, qualifications, limitations, restrictions and the relative, participating, optional or other special rights, if any appertaining thereto including, without limiting the generality of the foregoing, the voting rights appertaining to shares of Preferred Stock of any series (which may be one vote per share or a fraction or multiple of a vote per share, and which may be applicable generally or only upon the happening and continuance of stated events or conditions), the rate of dividend to which holders of Preferred Stock of any series may be

entitled (which may be cumulative or non-cumulative), the rights of holders of Preferred Stock of any series in the event of liquidation, dissolution or winding up of the affairs of the Corporation, and the rights, if any, of the holders of Preferred Stock of any series to convert or exchange such Preferred Stock of such series for shares of any other class of capital stock (including the determination of the price or prices or the rate or rates applicable to such right to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable and the time or times during which a particular price or rate shall be applicable).

C. Token Class Stock. The Board of Directors of the Corporation may by resolution authorize the issuance of shares of Token Class Stock from time to time in one or more series. The Corporation may reissue shares of Token Class Stock that are redeemed, purchased, or otherwise acquired by the Corporation unless otherwise provided by law. The Board of Directors is hereby authorized to fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, and qualifications, limitations or restrictions thereof, including, without limitation, dividend rights (and whether dividends are cumulative), conversion rights, if any, voting rights (including the number of votes, if any, per share, as well as the number of members, if any, of the Board of Directors or the percentage of members, if any, of the Board of Directors each class or series of Token Class Stock may be entitled to elect), rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of Token Class Stock, and the number of shares constituting any such series and the designation thereof, and to increase or decrease the number of shares of any such series subsequent to the issuance of shares of such series, but not below the number of shares of such series then outstanding.

SIXTH: The Corporation is to have perpetual existence.

SEVENTH: The management of the business and the conduct of the affairs of the Corporation, and in further definition and not in limitation of the powers of the Corporation and of its directors and of its stockholders or any class thereof, as the case may be by the State of Delaware, it is further provided that:

A. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the By-Laws of the Corporation as in effect from time to time, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. Subject to the provisions of Section 3(b)(i) above, number of directors which shall constitute the whole Board of Directors shall be fixed by, or the manner provided in the By-Laws. The phrase "Whole Board' and the phrase "total number of directors" shall be deemed to have the same meaning, to wit, the total number of directors which the Corporation would have if there were no vacancies. No election of directors need be by written ballot except as and to the extent provided in the By-Laws.

B. After the original or other By-Laws of the Corporation have been adopted, amended or repealed, as the case may be, in accordance with the provisions of Section 109 of General Corporation Law of the State or Delaware, and, after the Corporation has received payment for any of its stock, the power to adopt, amend, or repeal the By-Laws of the Corporation may be exercised by the Board of Directors of the Corporation.

C. The books of the Corporation (subject to any provision contained in the statutes of the State of Delaware) may be kept at such place within or without the State of Delaware as the By-Laws of the Corporation my provide or as may be designated from time by the Board of Directors of the Corporation.

EIGHTH: The Corporation shall, to the fullest extent permitted by the provisions of Section 145 of the General Corporation Law of the State of Delaware as the may be amended and supplemented from time to time, indemnify any and all persons whom it shall have power to indemnity under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section as amended or supplemented (or any successor), and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to in his official capacity and as to action in another capacity while holding such office, and continue as to a person who has ceased to be a director, officer, employee or agent shall inure to the benefit of the heirs, executors and administrators of such a person.

NINTH: No director shall be personally liable to the Corporation or its stockholders for any monetary damages for breaches of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, provided that this provision not eliminate or limit the liability of a director, to the extent that such liability is imposed by applicable law: (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation or law; (iii) under Section 174 or successor provisions of General Corporation Law of the State of Delaware; or (iv) for any transaction from which or derived an improper personal benefit. This provision shall not eliminate or limit the liability of any director for any act or omission if such elimination or limitations is prohibited by the General Corporation Law of the State of Delaware. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability or any director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

TENTH: From time to time any of the provisions of this Certificate of Incorporation may be amended, altered, changed or repealed, and provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws. and all rights at any time conferred upon the stockholders of the Corporation by this Certificate are granted subject to the provisions of this Article.

ELEVENTH: The name and mailing address of the Incorporator are as follows: Paul Goodman, 420 Lexington Avenue; Suite 2320, New York, New York 10170



Paul Goodman, Incorporator
420 Lexington Avenue; Suite 2320
New York, New York 10170
(212)661-6800